GREATLENDER.COM, INC.

3191 S. Valley Street, Suite 201

Salt Lake City, UT 84109

September 12, 2001

Mr. Ted Yu
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Greatlender.com, Inc.
SEC File No. 333-40580
Filed June 30, 2000

Dear Mr. Yu:

Pursuant to Rule 477 of Regulation C, this letter is a formal request to withdraw the SB-2 Registration Statement originally filed on June 30, 2000 and all subsequent amendments by Greatlender.com, Inc. None of the Company's securities have been offered or sold. We are requesting withdrawal because we are no longer pursuing the business plan of the Company and do not wish to continue with the registration at the present time.

Please advise if you need any further information in order for the Commission to consent to our request to withdraw our registration statement.

Very truly yours,

/s/ Joe D. Thomas

Mr. Joe D. Thomas

President